T. Rowe Price Group, Inc.

100 East Pratt Street

Baltimore, Maryland 21202

June 22, 2012

Via EDGAR filing

Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	T. Rowe Price Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 3, 2012

File No. 000-32191

Dear Ms. Hayes:

This letter is in response to the phone calls to me on June 13, 2012, and June 21, 2012, from Ms. Celia Soehner of the SEC Staff.

Ms. Soehner has indicated the Staff’s acceptance of our request to provide, no later than July 17, 2012, additional information the Staff verbally requested on June 13, 2012, concerning our responses dated May 1, 2012, to comments 5 and 6 of the Staff’s comment letter dated April 18, 2012.

If you have any questions regarding this matter, you may contact me at (410) 345-3525.

Sincerely,

Kenneth V. Moreland

Vice President, Chief Financial Officer and Treasurer